FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732, 333-180288, 333-183806 and 333-197839.

Explanatory note

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, has reached agreements with the UK Financial Conduct Authority (‘FCA’) and the US Commodity Futures Trading Commission (‘CFTC’) to resolve their ongoing investigations into HSBC’s trading and other conduct involving foreign exchange (‘FX’) benchmark rates. Under the terms of the agreement with the FCA, HSBC Bank plc will pay a financial penalty of £216.4 million for failures in the systems and controls in its London G10 spot FX voice trading business. Under the agreement with the CFTC, HSBC Bank plc will pay a civil monetary penalty of $275 million to resolve allegations of attempted manipulation and aiding and abetting attempted manipulation by traders at other banks. The CFTC’s Order contains certain additional undertakings by HSBC Bank plc, and it is expected that the FCA will require HSBC Bank plc to comply with a remediation programme to be determined by the FCA. HSBC continues to cooperate fully with other regulatory, competition and law enforcement authorities in the United States, the United Kingdom and other jurisdictions relating to the previously disclosed FX investigations. There is a high degree of uncertainty as to the terms and the timing of their resolution and it is possible that further fines and/or penalties imposed could be significant.

Copies of the FCA’s Final Notice and the CFTC’s Order are filed as Exhibits 99.1 and 99.2 to this Form 6-K.

Exhibit Index

Exhibit No. Description

99.1	Final Notice from the FCA to HSBC Bank plc dated 11 November 2014.
99.2	Order Instituting Proceedings Pursuant to Sections 6(c)(4)(A) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions dated 11 November 2014 of the CFTC in the Matter of HSBC Bank plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ Ben J S Mathews

Name: Ben J S Mathews

Title: Group Company Secretary

Date: 12 November 2014